SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2003

SONY CORPORATION

(Translation of registrant’s name into English)

7-35 KITASHINAGAWA 6-CHOME,

SHINAGAWA-KU, TOKYO, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)

By:	/s/ TERUHISA TOKUNAKA
(Signature) Teruhisa Tokunaka Executive Deputy President and Chief Financial Officer

Date: March 28, 2003

List of materials

Documents attached hereto:

i)	Press release regarding the Issue, by Sony Corporation, of Stock Acquisition Rights for the Purpose of Granting Stock Options

SONY

Sony Corporation

6-7-35 Kitashinagawa

Shinagawa-ku

Tokyo 141-0001

Japan

News & Information

No.03-11E

March 28, 2003

Sony Corporation to Issue Stock Acquisition Rights

for the Purpose of Granting Stock Options

Sony Corporation (the “Corporation”) resolved at a meeting of its Board of Directors today to issue Stock Acquisition Rights to acquire shares of common stock (Options) for the purpose of granting stock options to directors and employees of the Corporation and its subsidiaries, pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan and to the approval of the Corporation’s 85th Ordinary General Meeting of Shareholders held on June 20, 2002.

The terms of the issue are as follows:

1.	Expected date of issue:

March 31, 2003

2.	Aggregate number of Stock Acquisition Rights to be issued:

14,475

3.	Issue price of Stock Acquisition Rights:

No consideration shall be paid.

4.	Class and number of shares to be issued or transferred upon exercise of Stock Acquisition Rights:

1,447,500 shares of common stock of the Corporation.

The number of shares to be issued upon exercise of each Stock Acquisition Right is 100.

5.	Amount to be paid in per share for exercise of Stock Acquisition Rights:

36.57 US dollars

The above amount is the US dollar amount obtained by dividing the average of closing prices of shares of common stock of the Corporation in the regular trading thereof on the Tokyo Stock Exchange for ten (10) consecutive trading days (excluding days on which there is no such closing price) prior to the issue date of such Stock Acquisition Rights by the average of the exchange rate quotations by a leading commercial bank in Tokyo for selling spot dollars by telegraphic transfer against yen for such ten (10) consecutive trading days, and a fraction less than one (1) cent arising as a result of such calculation has been rounded up to the nearest one (1) cent.

6.	Aggregate amount of the shares of common stock to be issued or transferred upon exercise of Stock Acquisition Rights:

52,935,075 US dollars

7.	Period during which Stock Acquisition Rights may be exercised:

From and including April 1, 2003 to and including March 31, 2013. If the last day of such period falls on a holiday of the Corporation, the immediately preceding trading day shall be the last day of such period.

8.	Conditions for exercise of Stock Acquisition Rights:
(1)	Each Stock Acquisition Right may not be exercised in part.
(2)	If share exchange or share transfer by which the Corporation becomes a wholly-owned subsidiary of another company is approved at the meeting of shareholders of the Corporation, holders of the Stock Acquisition Rights may not exercise the Stock Acquisition Rights on and after the date of such share exchange or share transfer.

9.	Issue of certificates for Stock Acquisition Rights:

Certificates for Stock Acquisition Rights shall be issued only upon request of the holders of Stock Acquisition Rights.

10.	The amount to be accounted for as stated capital in respect of shares to be issued upon exercise of Stock Acquisition Rights:

18.29 US dollars per share

11.	Persons to whom Stock Acquisition Rights shall be allocated:

Directors and employees of the Corporation and its subsidiaries (total: 892)

(Contact)

Sony Corporation

Corporate Communications

TEL: 03-5448-2200